Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor				Successor
	Twelve months Ended December 29, 2007 (unaudited)	Twelve months Ended January 3, 2009 (unaudited)	Twelve months Ended January 2, 2010 (unaudited)	Five months Ended May 28, 2010 (unaudited)	Seven months Ended January 1, 2011 (unaudited)	Twelve months Ended December 31, 2011 (unaudited)
Consolidated pretax income (loss) from operations	$4,240	$21,044	$12,258	$(51,303)	$(59,607)	$4,474
Interest	61,633	59,169	54,415	32,669	37,391	67,580
Interest portion of rent expense	11,169	12,390	15,822	6,599	9,738	19,499

Earnings	$77,042	$92,603	$82,495	$(12,035)	$(12,478)	$91,553

Interest	$61,633	$59,169	$54,415	$32,669	$37,391	$67,580
Interest portion of rent expense	11,169	12,390	15,822	6,599	9,738	19,499

Fixed Charges	$72,802	$71,559	$70,237	$39,268	$47,129	$87,079

Ratio of Earnings to Fixed Charges	1.06	1.29	1.17	— (a)	— (b)	1.05

(a)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(b)	In the seven months ended January 1, 2011, earnings were insufficient to cover fixed charges by $59.6 million